UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 20, 2007

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 20, 2007, McDonald's Corporation (the "Company") issued an investor release reporting the Company's first quarter 2007 results. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. The information furnished under this Item 2.02, including such Exhibit, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended. Also filed herewith and incorporated herein by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2007.

Item 2.06. Material Impairments.

As reported in Item 2.02, the Company has agreed to sell to a developmental licensee organization its existing operations and enter into a license arrangement with respect to Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean (Latam). Also as reported, based on approval of the Latam transaction by the Company's Board of Directors, which occurred on April 17, 2007, the Company concluded Latam was "held for sale" as of that date in accordance with the requirements of SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets"*. As a result, the Company will record an impairment charge of approximately $1.6 billion in the second quarter of 2007, of which only $15 million to $20 million (transaction costs) is expected to result in cash expenditures. This charge includes approximately $800 million for the difference between the net book value of the Latam business and the estimated cash proceeds to be received at closing of approximately $700 million (subject to working capital adjustments), less costs of disposal. The charge also includes historical foreign currency translation losses recorded in shareholders' equity of approximately $825 million.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued April 20, 2007:
        McDonald's Announces Strong Revenue and Earnings Growth for First Quarter 2007

99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 20, 2007

By: /s/ Peter J. Bensen

    Peter J. Bensen
    Corporate Senior Vice President –
    Controller

Exhibit 99.1



FOR IMMEDIATE RELEASE
4/20/07

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

McDONALD'S ANNOUNCES STRONG REVENUE AND

EARNINGS GROWTH FOR FIRST QUARTER 2007

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the first quarter, reporting diluted earnings per share of $0.62, up 27% over prior year earnings of $0.49 per share, and up 38% over prior year earnings from continuing operations of $0.45 per share. The Company also provided the following highlights for the quarter:

- Revenues increased 11% (7% in constant currencies) driven by a global comparable sales increase of 6.3%

- Company-operated and franchised restaurant margins improved for the fifth consecutive quarter

- Consolidated results reflected double-digit growth in operating income

- The Company repurchased $1 billion of its stock

- The Company has reached an agreement that will result in the franchising of nearly 1,600 existing restaurants in Latin America and the Caribbean to a developmental licensee

Chief Executive Officer Jim Skinner commented, "Our customer-centric Plan to Win continues to drive McDonald's sustained momentum and is generating broad-based growth in our business. This quarter's results reflect higher revenues, increased customer visits and enhanced profitability as we keep our brand relevant through contemporary food and beverage offerings, modern restaurants and attractive everyday value. Our performance confirms that our emphasis on improving the McDonald's restaurant experience through focus on the 5 P's of People, Products, Place, Price and Promotion is the right strategy for our customers and McDonald's.

"In March, McDonald's U.S. business marked its 48th consecutive month of positive comparable sales – a milestone not achieved since 1980. We continue to optimize our U.S. performance by focusing on strategic initiatives that build upon our fundamental strengths of unparalleled convenience, compelling value and menu choice and variety.

"Europe delivered strong growth in the first quarter fueled by robust comparable sales across the segment. I am encouraged by the progress of our European business and the momentum we've created through focused execution of the Plan to Win.

"Quarterly performance in our Asia/Pacific, Middle East and Africa segment was also strong with our ongoing commitment to everyday value and locally relevant products driving comparable sales and financial results across the segment.

"I'm also pleased to announce that we reached an agreement that will result in the franchising of nearly 1,600 existing restaurants in Latin America and the Caribbean to a developmental licensee organization led by Woods Staton. Woods is a highly respected entrepreneur in Latin America who has been a valued member of the McDonald's System for more than 20 years. As part of this transaction, McDonald's expects to receive approximately $700 million in cash proceeds from the sale of these operations, which will be coupled with a 20-year license arrangement. In line with our previous guidance, we expect to record an impairment charge of approximately $1.6 billion in the second quarter, which consists of about $800 million for the difference between the net book value of assets and the estimated cash proceeds, as well as $825 million for accumulated currency translation losses. The charge will be substantially all noncash. We anticipate the transaction to close in the next few months.

"For our customers and the McDonald's System, this transaction enables us to grow faster and become even more locally relevant in a part of the world that has exhibited strong demand for our Brand. For our shareholders, the strategic actions we're taking will reduce volatility and further solidify our commitment to generate strong returns and focus management's attention on the markets with the greatest impact on our results. We will use the proceeds received to increase the amount we expect to return to shareholders to at least $5.7 billion in 2007 and 2008 combined through dividends and share repurchases.

"Our priority remains to create long-term, profitable growth for all stakeholders. I am confident that the collective strength and alignment of McDonald's franchisees, suppliers and employees will continue to fuel our efforts and ensure that we sustain our momentum."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

Quarters ended March 31,	2007	2006**	% Inc	Currency Translation Benefit	% Inc Excluding Currency Translation
Revenues	$5,464.1	$4,913.9	11	$ 186.7	7
Operating income	1,174.6	911.4	29	37.2	25
Income from continuing operations	762.4	573.4	33	20.3	29
Net income*	762.4	625.3	22	20.3	19
Earnings per share from continuing operations—diluted	0.62	0.45	38	0.01	36
Earnings per share—diluted*	0.62	0.49	27	0.01	24

*   In 2006, we disposed of our entire investment in Chipotle Mexican Grill (Chipotle) via public stock offerings in the first and second quarters and a tax-free exchange for McDonald's common stock in the fourth quarter. As a result, Chipotle's results of operations and transaction gains are reflected as discontinued operations. First quarter 2006 earnings included $51.9 million or $0.04 per share of income from discontinued operations, primarily due to the IPO of Chipotle and the concurrent sale by McDonald's of Chipotle shares.

**   The first quarter 2006 results included $86.1 million ($59.1 million after tax or $0.05 per share) of impairment and other charges primarily related to strategic actions taken to enhance overall profitability and improve returns.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be closed include road construction, reimaging or remodeling, and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:30 a.m. Central Time on April 20, 2007. A link to the live webcast will be available at www.investor.mcdonalds.com. We will also have an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2007.

The Company plans to release April 2007 sales information on May 8, 2007.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data   **Inc / (Dec)**

Quarters ended March 31,	2007	2006	$	%
Revenues				
Sales by Company-operated restaurants	$4,082.8	$3,669.5	413.3	11
Revenues from franchised and affiliated restaurants	1,381.3	1,244.4	136.9	11
TOTAL REVENUES	5,464.1	4,913.9	550.2	11
Operating costs and expenses				
Company-operated restaurant expenses	3,456.2	3,144.4	311.8	10
Franchised restaurants–occupancy expenses	276.2	252.0	24.2	10
Selling, general & administrative expenses	558.2	535.4	22.8	4
Impairment and other charges, net	2.6	86.1	(83.5)	(97)
Other operating (income) expense, net	(3.7)	(15.4)	11.7	76
Total operating costs and expenses	4,289.5	4,002.5	287.0	7
OPERATING INCOME	1,174.6	911.4	263.2	29
Interest expense	97.3	102.3	(5.0)	(5)
Nonoperating income, net	(16.6)	(35.0)	(18.4)	(53)
Income from continuing operations before provision for income taxes	1,093.9	844.1	249.8	30
Provision for income taxes	331.5	270.7	60.8	22
Income from continuing operations	762.4	573.4	189.0	33
Income from discontinued operations (net of taxes of $9.8)		51.9	(51.9)	n/m
NET INCOME	$ 762.4	$ 625.3	137.1	22
Earnings per share-diluted				
Continuing operations	$ 0.62	$ 0.45	0.17	38
Discontinued operations		0.04	(0.04)	n/m
EARNINGS PER SHARE-DILUTED	$ 0.62	$ 0.49	0.13	27
Weighted average shares outstanding-diluted	1,222.3	1,271.2	(48.9)	(4)

n/m Not meaningful

#

3

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter Ended March 31, 2007

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the first quarter ended March 31, 2007. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation on Reported Results

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS
Dollars in millions, except per share data

Quarters ended March 31,	Reported Amount		Currency Translation Benefit / (Loss)
	2007	2006	2007
Revenues	$5,464.1	$4,913.9	$ 186.7
Combined operating margins*	1,723.7	1,505.0	52.9
Selling, general & administrative expenses	558.2	535.4	(14.2)
Operating income	1,174.6	911.4	37.2
Income from continuing operations	762.4	573.4	20.3
Net income	762.4	625.3	20.3
Earnings per share from continuing operations – diluted	0.62	0.45	0.01
Earnings per share – diluted	0.62	0.49	0.01

* Reflects both franchised and Company-operated margin dollars and includes McDonald's restaurants only.

Foreign currency translation had a positive impact on consolidated revenues, operating income, net income and earnings per share for the quarter, primarily driven by the stronger Euro and British Pound.

Net Income and Diluted Earnings per Share

For the first quarter 2007, net income was $762.4 million and diluted earnings per share were $0.62. For the first quarter 2006, net income was $625.3 million and diluted earnings per share were $0.49. The 2006 results included income from continuing operations of $573.4 million or $0.45 per share, and $51.9 million or $0.04 per share of income from discontinued operations related to Chipotle Mexican Grill (Chipotle). The 2006 results also included impairment and other charges of $59.1 million after tax or $0.05 per share primarily related to strategic actions taken to enhance overall profitability and improve returns.

During the quarter, the Company repurchased 22.4 million shares of its stock for $1.0 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended March 31,	2007	2006	% Inc / (Dec)	% Inc /(Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,091.5	$1,025.0	6	6
Europe	1,472.9	1,285.7	15	5
APMEA*	729.3	636.9	15	11
Latin America	428.1	355.1	21	19
Canada	192.0	197.7	(3)	(1)
Corporate & Other**	169.0	169.1	—	—
Total	$4,082.8	$3,669.5	11	7
Franchised and affiliated revenues				
U.S.	$ 749.9	$ 712.9	5	5
Europe	453.6	369.7	23	12
APMEA*	101.0	90.5	12	9
Latin America	28.8	25.1	15	14
Canada	45.6	43.7	4	6
Corporate & Other**	2.4	2.5	(4)	(3)
Total	$1,381.3	$1,244.4	11	8
Total revenues				
U.S.	$1,841.4	$1,737.9	6	6
Europe	1,926.5	1,655.4	16	7
APMEA*	830.3	727.4	14	11
Latin America	456.9	380.2	20	19
Canada	237.6	241.4	(2)	—
Corporate & Other**	171.4	171.6	—	—
Total	$5,464.1	$4,913.9	11	7

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Corporate & Other represents Corporate activities and non-McDonald's brands

- **Consolidated:** Revenues increased 11% (7% in constant currencies) for the quarter, primarily due to positive comparable sales in all segments.

- **U.S.:** The increase in revenues was primarily driven by our market-leading breakfast business, the ongoing appeal of new products, such as the Snack Wrap, as well as continued focus on everyday value and convenience.

- **Europe:** The constant currency increase in revenues was primarily due to strong comparable sales in France and Russia (which is entirely Company-operated), as well as positive comparable sales across all other markets. These increases were partly offset by a higher proportion of franchised and affiliated restaurants compared with first quarter 2006, primarily due to sales of Company-operated restaurants and Company-operated restaurant closings in the U.K. during 2006.

- *APMEA:* The constant currency increase in revenues was primarily driven by strong comparable sales and expansion in China, as well as positive comparable sales in substantially all other markets.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends for McDonald's restaurants. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES – McDONALD'S RESTAURANTS*

	% Increase	
Quarters Ended March 31,	2007	2006
U.S.	4.4	6.6
Europe	8.0	2.0
APMEA	8.5	4.1
Latin America	14.7	15.3
Canada	0.7	8.5
McDonald's Restaurants	6.3	5.2

* Excludes non-McDonald's brands

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES – McDONALD'S RESTAURANTS

Quarters ended March 31, 2007	% Inc	% Inc Excluding Currency Translation
U.S.	5	5
Europe	19	9
APMEA	12	11
Latin America	18	17
Canada	—	1
Total	10	7

FRANCHISED AND AFFILIATED SALES

Dollars in millions

Quarters ended March 31,	2007	2006	% Inc	% Inc Excluding Currency Translation
U.S.	$ 5,571.0	$5,308.6	5	5
Europe	2,603.2	2,139.9	22	11
APMEA*	1,701.8	1,529.5	11	11
Latin America	196.1	173.0	13	13
Canada	331.0	327.1	1	3
Total franchised and affiliated sales**	$10,403.1	$9,478.1	10	7

*   Included $791.9 million and $738.2 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan.
**   Included $1,401.7 million and $1,278.9 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

Operating Margins
FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS – McDONALD'S RESTAURANTS
Dollars in millions

Quarters ended March 31,	Percent		Amount		% Inc / (Dec)	% Inc Excluding Currency Translation
	2007	2006	2007	2006		
Franchised						
U.S.	81.8	81.5	$ 613.7	$581.0	6	6
Europe	76.0	75.6	344.6	279.5	23	13
APMEA	87.7	87.1	88.6	78.8	12	10
Latin America	73.6	70.4	21.2	17.7	20	20
Canada	77.0	76.2	35.1	33.3	5	7
Total	80.0	79.7	$1,103.2	$990.3	11	8
Company-operated						
U.S.	18.0	18.3	$ 195.9	$187.1	5	5
Europe	15.4	13.6	226.9	174.9	30	19
APMEA	14.9	12.3	108.9	78.7	38	34
Latin America	14.4	13.2	61.9	46.8	32	30
Canada	14.0	13.7	26.9	27.2	(1)	1
Total	15.9	14.7	$ 620.5	$514.7	21	16

- *Franchised:* Franchised margin dollars increased $112.9 million or 11% (8% in constant currencies) for the quarter. The U.S. and Europe segments accounted for more than 85% of the franchised margin dollars in both periods.

  - *U.S.:* The increase in the U.S. franchised margin percent was primarily driven by positive comparable sales.

  - *Europe:* Europe's franchised margin percent improved due to strong comparable sales, partly offset by higher rent expense in several markets and the impact of sales of certain Company-operated restaurants to franchisees and affiliates in the U.K. throughout 2006.

- *Company-operated:* Company-operated margin dollars increased $105.8 million or 21% (16% in constant currencies) for the quarter. The U.S. and Europe segments accounted for about 70% of the Company-operated margin dollars in both periods.

  - *U.S.:* Positive comparable sales were offset by cost pressures including higher labor costs, primarily due to a higher average hourly rate for crew, higher performance-based compensation for restaurant managers, and an increase in certain other employee-related costs.

  - *Europe:* The Company-operated margin percent increased primarily due to strong comparable sales. In addition, initiatives in the U.K. throughout 2006 including the closing of certain underperforming restaurants, as well as the sales of certain Company-operated restaurants to franchisees and affiliates in conjunction with our overall franchising strategy, contributed to the increase.

  - *APMEA:* The Company-operated margin percent reflected strong comparable sales and continued improving results in China and many other markets.

Selling, General & Administrative Expenses

- Selling, general & administrative expenses increased 4% for the quarter (2% in constant currencies) primarily due to higher employee-related costs. Selling, general & administrative expenses as a percent of revenues decreased to 10.2% for the first quarter 2007 compared with 10.9% for 2006 and as a percent of Systemwide sales decreased to 3.9% for 2007 compared with 4.1% for 2006.

Impairment and Other Charges, Net

- In first quarter 2006, the Company recorded $86.1 million of expense related to the following strategic actions taken to enhance overall profitability and improve returns: the closing of 25 restaurants in the U.K. in conjunction with an overall restaurant portfolio review ($41.8 million); costs to buy out certain litigating franchisees in Brazil ($29.0 million); a loss incurred on the transfer of the Company's ownership interest in Bulgaria to a developmental licensee ($7.8 million); and asset write-offs in APMEA ($7.5 million).

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters ended March 31,	2007	2006
Gains on sales of restaurant businesses	$ (7.7)	$ (8.2)
Equity in earnings of unconsolidated affiliates	(24.0)	(13.4)
Asset dispositions and other expense	28.0	6.2
Total	$ (3.7)	$(15.4)

- Equity in earnings of unconsolidated affiliates increased primarily due to improved results from our Japanese affiliate.

- Asset dispositions and other expense increased primarily due to higher losses on restaurant closings and property disposals.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended March 31,	2007	2006	% Inc	% Inc Excluding Currency Translation
U.S.	$ 649.6	$ 628.9	3	3
Europe	393.1	261.1	51	38
APMEA	148.7	95.7	55	51
Latin America	39.7	(8.5)	n/m	n/m
Canada	44.5	38.7	15	17
Corporate & Other	(101.0)	(104.5)	3	3
Total	$1,174.6	$ 911.4	29	25

n/m Not meaningful

- *U.S.:* Results increased primarily due to higher combined operating margin dollars, partly offset by lower other operating income.

- *Europe:* Operating results for the first quarter 2007 reflected strong performance in France and Russia, as well as positive results in most other markets. Results for the first quarter 2006 included impairment and other charges totaling $49.6 million.

- *APMEA:* Operating results for the first quarter 2007 were driven by improved results in China, Japan and most other markets. First quarter 2006 results included impairment and other charges totaling $7.5 million.

5

- *Latin America:* Results increased for the quarter primarily due to continued strong sales performance in Brazil. Results for the first quarter 2006 included $29.0 million of impairment and other charges.

Interest Expense

- For the first quarter 2007, interest expense decreased primarily due to lower average debt levels, partly offset by higher average interest rates and stronger foreign currencies.

Nonoperating Income, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters ended March 31,	2007	2006
Interest income	$(24.6)	$(37.3)
Translation (gain) / loss	2.9	(5.9)
Other expense	5.1	8.2
Total	$(16.6)	$(35.0)

- Interest income decreased primarily due to lower cash levels.

Income Taxes

- The effective income tax rate was 30.3% for first quarter 2007 compared with 32.1% for first quarter 2006. The 2007 tax rate reflected the net benefit of certain discrete tax items, which impacted the first quarter only and primarily related to international operations.

Discontinued Operations

- During 2006, the Company disposed of its entire investment in Chipotle via public stock offerings in the first and second quarters and a tax-free exchange for McDonald's common stock in the fourth quarter. As a result, Chipotle's results of operations and transaction gains are reflected as discontinued operations.

  In first quarter 2006, Chipotle completed an IPO of 6.1 million shares resulting in a tax-free gain to McDonald's of $32.0 million to reflect an increase in the carrying value of the Company's investment as a result of Chipotle selling shares in the public offering. Concurrent with the IPO, McDonald's sold 3.0 million Chipotle shares, resulting in net proceeds to the Company of $61.4 million and an additional gain of $13.6 million after tax. In addition, Chipotle's results of operations for the first quarter 2006 were $6.3 million after tax.

Accounting Changes

- In June 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force Issue 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences* (EITF 06-2). Under EITF 06-2, compensation costs associated with a sabbatical should be accrued over the requisite service period, assuming certain conditions are met. Previously, the Company expensed sabbatical costs as incurred. The Company adopted EITF 06-2 effective January 1, 2007, as required and accordingly, we recorded a $36.1 million cumulative adjustment, net of tax, to decrease beginning retained earnings in the first quarter 2007. We expect the annual impact to earnings to be insignificant.

- In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which is an interpretation of FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 effective January 1, 2007, as required and accordingly, we recorded a $20.1 million cumulative adjustment to increase beginning retained earnings in the first quarter 2007.

Conversion of Certain Markets to Developmental License

As previously announced, we identified about 2,300 restaurants to be transitioned to a developmental license. Generally, under a developmental license, a local entrepreneur owns the business, including controlling the real estate, and uses his/her capital and local knowledge to build the Brand and optimize sales and profitability over the long term. Under this arrangement, the Company collects a royalty, which varies by market, based on a percent of sales, but does not invest any capital.

Consistent with this strategy, the Company has agreed to sell its existing operations in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean to a developmental licensee organization led by Woods Staton, who has been a valued member of the McDonald's System for more than 20 years. The Company refers to these markets, which comprise nearly 1,600 restaurants, as "Latam". The sale of Latam is subject to satisfaction of customary conditions, including final documentation of the licensing arrangement and receipt of regulatory approvals.

Based on approval by the Company's Board of Directors, which occurred on April 17, 2007, the Company concluded Latam was "held for sale" as of that date in accordance with the requirements of SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets"*. As a result, the Company will record an impairment charge of approximately $1.6 billion in the second quarter of 2007, substantially all of which will be noncash. The charge includes approximately $800 million for the difference between the net book value of the Latam business and the estimated $700 million in cash proceeds to be received at closing (subject to working capital adjustments), less costs of disposal. The charge also includes historical foreign currency translation losses of approximately $825 million recorded in shareholders' equity. As a result of meeting the "held for sale" criteria, the Company will cease recording depreciation expense with respect to Latam effective April 17, 2007. In connection with the sale, the Company has agreed to indemnify the buyers for certain tax and other claims.

In connection with the sale of Latam, the buyers will enter into a 20-year master franchise agreement that will require the buyers, among other obligations, (i) to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants in these markets; (ii) to commit to adding approximately 150 new McDonald's restaurants over the first three years and pay an initial franchise fee for each new restaurant opened; and (iii) to commit to specified annual capital expenditures for existing restaurants. The Company expects to complete the sale and licensing transaction within the next few months and, upon completion, may record an adjustment to the impairment charge.

Based on 2006 results for Latam, the annualized consolidated financial statement impact of this transaction is expected to consist of:

- A decrease in consolidated revenues of approximately $1.5 billion

- No significant impact on operating income as the net royalty income is expected to approximate the operating income previously earned

- An increase in franchised and Company-operated margin percentages

- A decrease in capital expenditure requirements

- An increase in the consolidated return on assets by an estimated 90 basis points

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add slightly more than 1 percentage point to 2007 Systemwide sales growth (in constant currencies), most of which will be due to McDonald's restaurants added during 2006. In 2007, the Company expects to open about 800 McDonald's restaurants (700 traditional and 100 satellites). We expect net additions of about 400 (450 net traditional additions and 50 net satellite closings).

- The Company does not provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual earnings per share by about 2.5 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual earnings per share by about 2 cents.

- The primary food commodities impacting McDonald's business are beef and chicken. In 2007, U.S. beef costs are expected to be down about 2%, while we expect U.S. chicken costs to rise 5% to 7%. In Europe, we expect our costs for beef and chicken to be relatively flat in 2007.

- The Company expects full-year 2007 selling, general & administrative expenses to decline modestly as a percent of revenues and Systemwide sales compared with 2006.

- A significant part of the Company's operating income is generated outside the U.S., and about 75% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2006, the Company's annual earnings per share would change by about 7 cents to 8 cents.

- In 2007, based on current business performance and plans, the Company expects to maintain a debt-to-capital ratio of 35% to 40%. Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2007 to remain relatively flat compared with 2006, while it expects interest income to decrease about 40% to 50% due to lower cash balances.

- The Company expects capital expenditures for 2007 to be approximately $1.9 billion. About half of this amount will be reinvested in existing restaurants while the rest will primarily be used to build new restaurants.

- In 2007 and 2008 combined, the Company expects to return at least an additional $5.7 billion through a combination of share repurchases and dividends.

- Beyond the Latam transaction, the Company will continue to pursue the sale of certain existing markets, which represent about 600 restaurants, to developmental licensees. We expect these transactions to be completed by the end of 2008.

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Restaurant Information
SYSTEMWIDE RESTAURANTS

At March 31,	2007	2006	Inc/ (Dec)
U.S*	13,777	13,720	57
Europe			
Germany*	1,281	1,269	12
United Kingdom	1,206	1,230	(24)
France	1,083	1,061	22
Spain	371	356	15
Italy	343	333	10
Other	2,105	2,090	15
Total Europe	6,389	6,339	50
APMEA			
Japan*	3,816	3,797	19
China	795	750	45
Australia	751	737	14
Taiwan	349	347	2
Other	2,130	2,070	60
Total APMEA	7,841	7,701	140
Latin America			
Brazil	540	544	(4)
Mexico	351	333	18
Other	765	747	18
Total Latin America	1,656	1,624	32
Canada*	1,399	1,393	6
Corporate & Other	615	630	(15)
Systemwide restaurants	31,677	31,407	270
Countries	118	118	—

* At March 31, 2007 reflected the following satellites: U.S. 1,249; Germany 139; Japan 1,587; Canada 416. At March 31, 2006: U.S. 1,261; Germany 121; Japan 1,687; Canada 410.

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2007	2006	Inc/(Dec)
U.S.			
Operated by franchisees	11,007	10,943	64
Operated by the Company	2,141	2,111	30
Operated by affiliates	629	666	(37)
	13,777	13,720	57
Europe			
Operated by franchisees	3,753	3,661	92
Operated by the Company	2,252	2,371	(119)
Operated by affiliates	384	307	77
	6,389	6,339	50
APMEA			
Operated by franchisees	2,669	2,473	196
Operated by the Company	2,154	2,245	(91)
Operated by affiliates	3,018	2,983	35
	7,841	7,701	140
Latin America			
Operated by franchisees	480	481	(1)
Operated by the Company	1,159	1,115	44
Operated by affiliates	17	28	(11)
	1,656	1,624	32
Canada			
Operated by franchisees	857	807	50
Operated by the Company	484	502	(18)
Operated by affiliates	58	84	(26)
	1,399	1,393	6
Corporate & Other			
Operated by franchisees	2	2	—
Operated by the Company	613	628	(15)
	615	630	(15)
Systemwide			
Operated by franchisees	18,768	18,367	401
Operated by the Company	8,803	8,972	(169)
Operated by affiliates	4,106	4,068	38
	31,677	31,407	270

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. By far the most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under franchise, developmental license or joint venture agreements is driven by many factors whose interrelationship is complex and changing. Our plan to reduce our ownership of restaurants may be difficult to achieve for many reasons, and the change in ownership mix may not affect our results as we now expect. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate, as well as our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand and may adversely affect our results.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.

We developed the Plan to Win to address the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, consumer food preferences, publicity about our products or operations that can drive consumer perceptions, as well as our success in planning and executing initiatives to address these trends and factors or other competitive pressures;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, our products or the reliability of our supply chain and the safety of the food ingredients we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses involving other restaurant or food companies;

- The success of our plans for 2007 and beyond to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

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- The impact of events such as public boycotts, labor strikes and commodity or other supply chain price increases that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to drive improvements in our restaurants, recruit qualified restaurant personnel and motivate employees to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet their expectations for quality food served in clean and friendly environments;

- Whether our ongoing restaurant remodeling and rebuilding initiatives, which vary from year to year by market and type, are targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.

Our plans call for a reduction in Company-operated restaurants by franchising them or entering into developmental license agreements, including our planned transaction in Latin America. Whether and when we can achieve these plans, as well as their success, is uncertain and will be affected by the following:

- Our ability to complete the closing for the Latin America transaction, which accounts for two-thirds of the restaurants we have been considering for conversion to a developmental license structure and is subject to final documentation of the related 20-year developmental license agreement and other closing conditions;

- Our ability to identify other prospective franchisees and licensees with the experience and financial resources in the relevant markets to be effective operators of McDonald's restaurants and how quickly we can reach agreement with our counterparties, which we expect will vary by market and could also vary significantly from period to period;

- Whether there are regulatory or other constraints that restrict or prevent our ability to implement our plans or increase our costs and whether planned transactions will receive needed regulatory approvals, such as those that are required under antitrust laws as part of the Latin America transaction, on terms and conditions that are acceptable to us and our counterparties;

- The nature and amount of contingent liabilities and other exposures we may retain in connection with developmental license agreements, such as the indemnification obligations we will retain in our planned Latin America transaction;

- The risks to our Brand if a franchisee or licensee defaults in its obligations, particularly those involving payment of royalties and required investments and restaurant openings, or projects a brand image inconsistent with our values, which are risks that will be more significant if an agreement places multiple markets or a large number of restaurants under the control of a single franchisee or licensee as will be the case in our planned Latin America transaction;

- The risk that our contractual and other rights and remedies to protect against defaults by our counterparties will be limited by local law, costly to exercise or otherwise subject to limitations or litigation that may impair our ability to prevent or mitigate any adverse impact on our Brand or on the financial performance we expect under our franchising and development license agreements;

- Whether the period during which we plan to make these changes will be sufficient to achieve them; and

- Changes in the operating or legal environment and other circumstances that cause us to delay or revise our plans to alter our ownership mix.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Whether we can manage this risk effectively depends mainly on the following:

- Our ability to manage fluctuations in commodity prices, interest and foreign exchange rates and the effects of local governmental initiatives to manage through national economic conditions such as consumer spending and inflation rates;

- The impact on our margins of labor costs given our labor-intensive business model and the trend toward higher wages in both mature and developing markets;

- Whether we are able to identify and develop restaurant sites, either directly or though licensees or partners, consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The effects of governmental initiatives to manage economic conditions such as consumer spending or wage and inflation rates;

- Whether the recent improvements in operating results in markets such as the U.K. and Japan will be sustained and whether we can develop effective initiatives in other markets that may be experiencing challenges;

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in significant impairment charges that reduce our earnings, such as those that may occur as we change our ownership mix as described above; and

- The success of our strategy in China, where we are planning significant growth, including our ability to identify and secure appropriate real estate sites and to manage the costs and profitability of our growth in light of competitive pressures and other operating conditions that may limit pricing flexibility.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has significantly increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face are the following:

- Our ability to manage the cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect consumer perceptions and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to advertising to children, nutritional content or product labeling;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that are material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences in practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and reliance on the accuracy and appropriateness of information obtained from third party suppliers;

- The impact of litigation trends, particularly in our major markets, including class actions involving consumers and shareholders, labor and employment matters or landlord liability and the relative level of our defense costs, which vary from period to period depending on the

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number, nature and procedural status of pending proceedings and the possibility of settlements or judgments;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

- Disruptions in our operations or price volatility in a market that can result from government actions, including price controls, limitations on the import or export of commodities we use or government-mandated closure of our or our vendors' operations;

- The risks of operating in markets, such as Brazil and China, in which there are significant uncertainties, including with respect to the application of legal requirements and the enforceability of laws and contractual obligations;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, the impact on our margins as the use of cashless payments increases, the potential costs associated with consumer fraud and the loss of consumer confidence that may result from security breaches involving our point of sale and other systems; and

- The impact of changes in accounting principles or practices (or related legal or regulatory interpretations or our critical accounting estimates), including changes in tax accounting or tax laws (or interpretations thereof), which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock. These factors include some over which we have no control, such as general market conditions and governmental actions or reports about economic activity that may have a market-moving impact, regardless of whether the action or activity directly relates to our business. Actions or reports by U.S. authorities are of special import since the United States is our largest segment and our principal trading market. Trading activity in our common stock (whether in the cash or derivative markets) also affects prices and volatility. In addition to reflecting investor expectations about our prospects, trading activity can include significant purchases by shareholders who may seek to affect our business strategies, as well as both sales and purchases resulting from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average. Finally, our stock price can be affected not only by operating actions we take, but also by non-operating initiatives, such as our plans to reduce shares outstanding through repurchases or increases in our dividend rate.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions (such as hurricanes), terrorist activities, health epidemics or pandemics or the prospect of these events (such as the potential spread of avian flu) can have an adverse impact on consumer spending and confidence levels and in turn the McDonald's System and our results and prospects in the affected markets. Our receipt of proceeds under any insurance we maintain for these purposes may be delayed or the proceeds may be insufficient to offset our losses fully.

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